The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company
and
Brighthouse Separate Account A

Investors Choice, Capital Strategist, Imprint, Strive, Contract 135R1C, Contract 135R1V, Contract 135R2V

Disclosure Notice
April 28, 2025
Individual flexible payment fixed and variable annuity contract

This Disclosure Notice provides certain updated information about your Investors Choice, Capital Strategist, Imprint, Strive, 135R1C, 135R1V or 135R2V Variable Annuity Contract (collectively, the “Contract”), an individual flexible payment fixed and variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLIC and Brighthouse Separate Account A (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF184 for Investors Choice, https://dfinview.com/BHF/PUFT/BHF182 for Capital Strategist, https://dfinview.com/BHF/PUFT/BHF183 for Imprint, https://dfinview.com/BHF/PUFT/BHF185 for Strive, https://dfinview.com/BHF/PUFT/BHF186 for Contract 135R1C, https://dfinview.com/BHF/PUFT/BHF187 for Contract 135R1V, https://dfinview.com/BHF/PUFT/BHF188 for Contract 135R2V. The Contract prospectus, dated April 30, 2012, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary
Fund (or Portfolio Company) – A diversified, open-end management investment company, or series thereof, registered under the Investment Company Act of 1940, which serves as the underlying investment medium for a Series in the Separate Account.
General Account – All assets of BLIC other than those in the Separate Account or any of its other segregated asset accounts.
Monitored Portfolios – Certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment – The amounts paid by you in order to provide benefits under the Contract.
Series – A subdivision of the Separate Account. Each Series invests in a single underlying Fund.

Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This does not reflect all of the changes that have occurred since you entered into your Contract.
Changes Affecting the Funds
Fund Name Change. The name of the Asset Manager Portfolio of Fidelity® Variable Insurance Products was changed to the Asset Manager 50% Portfolio.
Transfers
• Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers:
If you purchased the INVESTORS CHOICE ANNUITY, the following Funds are monitored:
Baillie Gifford International Stock Portfolio
MetLife Russell 2000® Index Portfolio
Overseas Portfolio
T. Rowe Price Small Cap Growth Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio
If you purchased the CAPITAL STRATEGIST ANNUITY, the following Funds are monitored:
Invesco V.I. EQV International Equity Fund
T. Rowe Price Small Cap Growth Portfolio
Western Asset Management Strategic Bond Opportunities Portfolio
If you purchased the IMPRINT ANNUITY, the following Funds are monitored:
MFS® Research International Portfolio
Overseas Portfolio
T. Rowe Price Small Cap Growth Portfolio
If you purchased the STRIVE ANNUITY, the following Fund is monitored:
Overseas Portfolio
If you purchased Contract Number 135R1C, no Funds are monitored.
If you purchased Contract Number 135R1V, no Funds are monitored.
If you purchased Contract Number 135R2V, the following Fund is monitored:
Overseas Portfolio

Important Information You Should Consider About the Contract
	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 7 years following a Purchase
Payment, you may be assessed a surrender charge of 7% of the Purchase
Payment withdrawn.
For example, if you make an early withdrawal, you could pay a surrender charge of up to $7,000 on a $100,000 investment.
Fee Tables Contract Charges – Surrender Charge
Transaction Charges	In addition to charges for early withdrawals, you may also be charged for other transactions such as a state premium tax upon annuitization of the Contract.			Fee Tables Contract Charges – Premium and Other Taxes
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables Contract Charges – Administration Fees; Mortality and Expense Risk Charge; Fund Expenses Appendix A: Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	Investors Choice – 1.46% Capital Strategist – 1.50% Imprint – 1.43% Strive – 1.21% Contract 135R1C – 0.96% Contract 135R1V – 1.25% Contract 135R2V – 1.45%	Investors Choice – 1.46% Capital Strategist – 1.50% Imprint – 1.43% Strive – 1.21% Contract 135R1C – 0.96% Contract 135R1V – 1.25% Contract 135R2V – 1.45%
	Fund options (Portfolio Company fees and expenses)[2]	Investors Choice – 0.09% Capital Strategist – 0.09% Imprint – 0.25% Strive – 0.25% Contract 135R1C – 0.25% Contract 135R1V – 0.25% Contract 135R2V – 0.25%	Investors Choice – 1.00% Capital Strategist – 1.56% Imprint – 1.00% Strive –0.73% Contract 135R1C – 0.61% Contract 135R1V – 0.61% Contract 135R2V – 0.73%
	Optional benefits available for an additional charge	None	None
1 As a percentage of average daily net assets in the Separate Account. The charge shown also includes the Administration Fee.
2 As a percentage of Fund assets before temporary expense reimbursements and/or fee waivers.

	Fees and Expenses		Location in Prospectus

To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that
substantially increase costs.

Investors Choice
	Lowest Annual Cost $1,310	Highest Annual Cost $3,058
Capital Strategist
	Lowest Annual Cost $1,310	Highest Annual Cost $3,097
Imprint
	Lowest Annual Cost $1,451	Highest Annual Cost $2,979
Strive
	Lowest Annual Cost $1,451	Highest Annual Cost $2,963
Contract 135R1C
	Lowest Annual Cost $1,451	Highest Annual Cost $2,868
Contract 135R1V
	Lowest Annual Cost $1,451	Highest Annual Cost $2,868
Contract 135R2V
	Lowest Annual Cost $1,451	Highest Annual Cost $2,963
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Fund fees and expenses ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Fund fees and expenses ●No additional Purchase Payments, transfers, or withdrawals
Risks
Risk of Loss	You can lose money by investing in the Contract, including loss of principal.		Description of The Insurance Company, The General Account, The Separate Account and The Funds
Not a Short-Term Investment
●The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
●Surrender charges may apply for the first 7 years following a Purchase
Payment. Surrender charges will reduce the value of your Contract if you withdraw money during that time period.
●The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.
Description of the Contracts

	Risks	Location in Prospectus
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Funds).
●Each investment option, including the General Account, has its own unique risks.
●There is no guarantee that a money market fund will be able to maintain a stable net asset value of $1.00 per share. During extended periods of low interest rates, the yield of a Series of the Separate Account that invests in a money market fund may become extremely low and possibly negative. It is therefore possible that the value of your Contract may decline even when you select a money market fund for investment.
●You should review the prospectuses for the available Funds and the
Prospectus disclosure concerning the General Account before making an investment decision.
Description of The Insurance Company, The General Account, The Separate Account and The Funds
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations (including under the General Account) and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about
BLIC, including our financial strength ratings, is available by contacting us at
(888) 243-1968.
Description of The Insurance Company, The General Account, The Separate Account and The Funds
Restrictions
Investments
●Transfers from the General Account are subject to special limitations.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Funds available as investment options under the Contract.
Description of The Insurance Company, The General Account, The Separate Account and The Funds Description of the Contracts – Transfers
Taxes
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Income Tax Status

	Conflicts of Interest	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Description of The Insurance Company, The General Account, The Separate Account, The Funds and Service Providers – Selling Firms
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Description of The Insurance Company, The General Account, The Separate Account, The Funds and Service Providers – Selling Firms

APPENDIX A
Funds Available Under the Contract
The following is a list of Funds under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF184 for Investors Choice, https://dfinview.com/BHF/PUFT/BHF182 for Capital Strategist, https://dfinview.com/BHF/PUFT/BHF183 for Imprint, https://dfinview.com/BHF/PUFT/BHF185 for Strive, https://dfinview.com/BHF/PUFT/BHF186 for Contract 135R1C, https://dfinview.com/BHF/PUFT/BHF187 for Contract 135R1V, https://dfinview.com/BHF/PUFT/BHF188 for Contract 135R2V. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
If you purchased the INVESTORS CHOICE ANNUITY, the following Funds (other than those marked ††) are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.66%	39.34%	10.89%	12.29%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks long-term growth of capital.	Baillie Gifford International Stock Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Baillie Gifford Overseas Limited	0.73%	4.62%	2.16%	5.53%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	30.28%	17.53%	16.37%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.31%	11.29%	7.27%	7.78%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	24.67%	14.23%	12.82%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	7.78%	6.16%	6.51%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	13.47%	8.32%	10.10%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	4.88%	1.01%	2.95%
Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.	Asset Manager 50% Portfolio — Initial Class†† Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.52%	8.50%	5.65%	5.66%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	33.79%	17.04%	13.62%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.47%	15.35%	10.08%	9.21%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%
Seeks to achieve capital appreciation.	Growth Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	30.39%	18.93%	16.63%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Index 500 Portfolio — Initial Class†† Fidelity Management & Research Company LLC Subadviser: Geode Capital Management, LLC	0.09%	24.90%	14.40%	12.99%
Seeks long-term growth of capital.	Overseas Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, FMR Japan, FIA, FIA(UK), and FIJ	0.73%	5.01%	5.76%	6.32%
Seeks long-term capital appreciation.	Alger Small Cap Growth Portfolio — Class I-2†† Fred Alger Management, LLC	1.00%	8.13%	4.16%	7.84%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
If you purchased the CAPITAL STRATEGIST ANNUITY, the following Funds (other than those marked ††) are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital growth.	Invesco V.I. American Franchise Fund — Series I†† Invesco Advisers, Inc.	0.85%	34.89%	15.84%	14.16%
Seeks long-term growth of capital.	Invesco V.I. Core Equity Fund — Series I†† Invesco Advisers, Inc.	0.80%	25.60%	12.35%	9.42%
Seeks both capital appreciation and current income.	Invesco V.I. Equity and Income Fund — Series I†† Invesco Advisers, Inc.	0.57%	12.12%	8.38%	7.36%
Seeks long-term growth of capital.	Invesco V.I. EQV International Equity Fund — Series I# Invesco Advisers, Inc.	0.90%	0.62%	3.23%	4.36%
Seeks total return.	Invesco V.I. Global Strategic Income Fund — Non-Service Shares†† Invesco Advisers, Inc.	0.93%	3.16%	-0.14%	1.53%
Seeks capital appreciation.	Invesco V.I. Main Street Fund® — Service Shares†† Invesco Advisers, Inc.	0.80%	23.65%	12.08%	11.24%
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund® — Series I†† Invesco Advisers, Inc.	0.86%	12.69%	10.49%	9.00%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	5.11%	2.34%	1.68%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	30.28%	17.53%	16.37%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	24.67%	14.23%	12.82%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	7.78%	6.16%	6.51%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	13.47%	8.32%	10.10%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	4.88%	1.01%	2.95%
Seeks capital appreciation.	Federated Hermes Kaufman Fund II — Primary Shares†† Federated Equity Management Company of Pennsylvania Subadviser: Federated Global Investment Management Corp.	1.56%	17.05%	4.48%	9.37%
Seeks to achieve capital appreciation.	Growth Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	30.39%	18.93%	16.63%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Index 500 Portfolio — Initial Class†† Fidelity Management & Research Company LLC Subadviser: Geode Capital Management, LLC	0.09%	24.90%	14.40%	12.99%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
If you purchased the IMPRINT ANNUITY, the following Funds (other than those marked ††) are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	MFS® Research International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.64%	3.17%	4.12%	5.49%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	30.28%	17.53%	16.37%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.51%	13.47%	8.32%	10.10%
Seeks long-term growth of capital.	DWS CROCI® International VIP — Class A†† DWS Investment Management Americas, Inc.	0.82%	2.45%	3.47%	3.68%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	33.79%	17.04%	13.62%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%
Seeks to achieve capital appreciation.	Growth Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	30.39%	18.93%	16.63%
Seeks long-term growth of capital.	Overseas Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, FMR Japan, FIA, FIA(UK), and FIJ	0.73%	5.01%	5.76%	6.32%
Seeks long-term capital appreciation.	Alger Small Cap Growth Portfolio — Class I-2†† Fred Alger Management, LLC	1.00%	8.13%	4.16%	7.84%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
If you purchased the STRIVE ANNUITY, the following Funds are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	30.28%	17.53%	16.37%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%
Seeks to achieve capital appreciation.	Growth Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	30.39%	18.93%	16.63%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Overseas Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, FMR Japan, FIA, FIA(UK), and FIJ	0.73%	5.01%	5.76%	6.32%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
For Contract Number 135R1C, the following Funds are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
For Contract Number 135R1V, the following Funds are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
For Contract Number 135R2V, the following Funds (other than those marked ††) are available:
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	24.67%	14.23%	12.82%
Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.	Asset Manager 50% Portfolio — Initial Class†† Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.52%	8.50%	5.65%	5.66%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to achieve capital appreciation.	Growth Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.56%	30.39%	18.93%	16.63%
Seeks long-term growth of capital.	Overseas Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, FMR Japan, FIA, FIA(UK), and FIJ	0.73%	5.01%	5.76%	6.32%
#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated April 30, 2012, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF184 for Investors Choice, https://dfinview.com/BHF/PUFT/BHF182 for Capital Strategist, https://dfinview.com/BHF/PUFT/BHF183 for Imprint, https://dfinview.com/BHF/PUFT/BHF185 for Strive, https://dfinview.com/BHF/PUFT/BHF186 for Contract 135R1C, https://dfinview.com/BHF/PUFT/BHF187 for Contract 135R1V, https://dfinview.com/BHF/PUFT/BHF188 for Contract 135R2V.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000151878